Babbily Inc

ANNUAL REPORT

245 Front Street Unit 100
Monument, Colorado 80132
(404) 666-2814
https://babbily.com

This Annual Report is dated April 6, 2026.

BUSINESS

Business Overview

Babbily is an AI platform focused on making artificial intelligence more accessible and user-friendly. The platform integrates leading AI models, including ChatGPT, Google Gemini, and Claude, into a single, easy-to-use subscription service, allowing users to seamlessly access various AI tools without managing separate accounts or fees. Babbily's platform is designed to support individual consumers (B2C) as well as business users (B2B), with over 300 paying subscribers and more than 11,000 trial sign-ups. The Company plans to continue developing features that enhance usability and accessibility for developers, business professionals, and technology enthusiasts.

Business Model

Babbily operates on a subscription-based model, providing users with access to a range of AI tools through a single platform. This model is structured to support both individual and enterprise users, with B2B clients receiving additional team collaboration and workspace features. Babbily has entered into agreements that will contribute approximately $14,000 in monthly revenue starting January 2025*, positioning the Company to grow its presence in the business market. Babbily plans to introduce a limited-access free plan that allows up to five AI generations per day, which will broaden user accessibility.

Corporate Structure

Babbily operates independently without a parent or subsidiary structure.

Intellectual Property

Babbily utilizes licensed APis from providers, including, but not limited to ChatGPT, Google Gemini, and Claude, and develops proprietary integrations that enhance the functionality of its unified AI platform. As Babbily expands, it plans to protect its unique features and functionalities through intellectual property protections where applicable.

Corporate History

Babbily was originally founded as Babbily LLC in Colorado on August 15, 2023, and later converted October 24, 2024, to a Delaware C Corporation under the name Babbily Inc. Since its founding, it has grown its user base and continues to add new features and services that make AI accessible and easy to use.

*Please note this is a future projection at this time and is subject to change. Please refer to the Risk Factors section of our Form C where we discuss forward-looking statements and this legend below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 12,000,000
Use of proceeds: N/A
Date: October 28, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Current Business and Revenue Status:
Babbily began development in August 2023 and launched publicly in mid-March 2024. Since launching, the Company has generated approximately $31,060.58 in total revenue through early 2026, and has grown to over 38,000 registered users. While this demonstrates meaningful market traction — including our first enterprise customer — the Company remains in an early growth phase and is not yet profitable. Our business model operates on a freemium structure with a token-based pricing system alongside paid subscription plans.
The Company's current funding provides sufficient runway to sustain operations for approximately two years, even if no additional revenue is generated during this period. We have dramatically reduced development costs by bringing all development in-house, eliminating external agency fees entirely, while simultaneously increasing development output and velocity.
Foreseeable major expenses based on projections:
Babbily's Major Projected Expenses:
Babbily's key expenses are structured to support its growth and operational priorities:
Development:
All development is now handled in-house by the founding team. We eliminated external agency costs (previously $3,000–$5,000/month through AirDev/Zeroqode) and now build directly on our modern stack. This has reduced development costs while significantly increasing output and speed of iteration.
Marketing and Advertising:
A critical component of our strategy to drive user acquisition, lower customer acquisition costs, and increase brand visibility. Current advertising spend is approximately $1,000 per month but variable, and we plan to scale paid acquisition campaigns significantly following the mobile app launch to capitalize on both web and app-based channels simultaneously. Our co-founders also run AdToro, a digital marketing agency, giving us in-house expertise for paid acquisition at no additional cost.
Employment:

Salaries for the founding team are key to sustaining growth and driving innovation. The team operates lean with no additional full-time hires at this stage.

Office Space:

Fully remote; no office space expense.

Current Fixed and Variable Recurring Costs:

Fixed costs total under $500 per month and include:

Google Workspace (email and storage)

Framer (marketing site)

Vercel (application hosting and deployment)

GoDaddy (domain management)

Supabase (database and authentication backend)

Variable costs include:

API provider costs (OpenAI, Anthropic, Google, etc.): Variable based on user usage, offset by token-based pricing model

Postmark (transactional email): Minimal

Stripe (transactional fees): Variable based on revenue

Median.co (mobile app wrapper): Monthly subscription

Advertising spend: Approximately $1,000 per month but flexible based on current strategy

This breakdown demonstrates a lean operating model. By completing our platform rebuild on a modern stack (Next.js, TypeScript, Supabase, Vercel) and eliminating external development agencies, we've significantly reduced our cost structure while increasing capability.

Future operational challenges:

Our platform rebuild is complete and all development is handled in-house, which has become a core strength — we can ship features and respond to the rapidly evolving AI landscape faster than competitors relying on external teams. Near-term operational challenges include finalizing the iOS and Android app launches through Median.co (currently navigating App Store submission and Google OAuth integration in the mobile WebView environment), and scaling infrastructure to support growing usage across multiple AI model providers.

Future challenges related to capital resources:

Our capital needs are directly tied to our growth strategy. The Company has utilized funds from its pre-seed raise (including over $400K via StartEngine crowdfunding). Additional capital will be required to fund paid user acquisition and scale API infrastructure costs as usage grows. With a successful raise, we expect a minimum of two years of runway, allowing us to execute on key growth and development plans.

Future milestones and events:

Mobile App Launch — iOS and Android apps via Median.co are in final stages of submission. This unlocks app-based acquisition channels, push notifications, and improved mobile engagement.

Paid Acquisition Launch — With approximately $1,000/month in current ad spend and 38,000+ users largely acquired organically, scaling paid campaigns (leveraging AdToro's in-house expertise) represents a significant growth lever.

User Acquisition & Profitability Targets — Reaching profitability through a combination of paid subscriptions, token-based usage revenue, and enterprise contracts. Our first enterprise customer validates B2B demand.

Platform Expansion — Continued integration of new AI models and capabilities (voice, video, MCP connectors), deepening our positioning as the unified AI platform that adapts as the model landscape evolves.

Fundraising — Pursuing a pre-seed round with a targeted investor strategy, including warm intros through Vercel ecosystem investors and Y Combinator application.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 42045.

Debt

As of December 31, 2025, the Company had the following outstanding debt:
Credit cards payable = $1,705
Short-term business loans = $13,472

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Crawford

 Chris Crawford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Director, Principal Accounting Officer
• Dates of Service: August 2023 — Present
• Responsibilities: As the CEO of Babbily, I lead a team dedicated to revolutionizing the way we interact with artificial intelligence. Our mission is to democratize AI by making it accessible, simple, and efficient for everyone. At Babbily, we offer a unique, unified experience by integrating top-tier AI models such as ChatGPT, Google Gemini, and Claude into a seamless platform. We eliminate the need for multiple subscriptions and fees, providing unlimited access to the world's most powerful AI models with just a single subscription. Whether you are a developer, a business professional, or an enthusiast, our platform is designed to meet your AI needs without the usual complexities. Join us at Babbily and experience the future of AI technology today.

Salary: $150,000/year
Equity Compensation: Principal Security Holder with 8,400,000 shares of Common Stock

Other business experience in the past three years:

• Employer: AdToro
Title: CEO
Dates of Service: February 2020 — December 2024
Responsibilities: As the former CEO of AdToro, I led a dynamic and innovative full-service digital marketing agency dedicated to transforming the online presence of businesses across various industries. At AdToro, we blended creativity, strategy, and technology to deliver comprehensive digital marketing solutions that drove measurable results. Our services encompassed everything from SEO and content marketing to social media management, PPC campaigns, and web design. We prided ourselves on our ability to tailor our strategies to meet the unique needs of each client, ensuring maximum ROI and brand growth. With a team of seasoned professionals and cutting-edge tools, AdToro was a trusted partner in navigating the complex digital landscape and achieving our clients' marketing goals.

Name: Tyler Hall

 Tyler Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO and Director
• Dates of Service: August 2023 — Present
• Responsibilities: As the Chief Operating Officer (COO) at Babbily, I am entrusted with overseeing the daily operations and ensuring that our strategic objectives are met with efficiency and precision. I coordinate across multiple teams including engineering, product management, human resources, and finance to harmonize our efforts in pursuing Babbily's mission. My role demands I implement and refine processes that drive operational excellence and foster a collaborative and high-performance culture. I work intimately with the CEO and other executive leaders to develop and execute business strategies, operational policies, and performance metrics that sustain and scale our growth. Additionally, I identify and mitigate operational risks, champion best practices, and nurture an environment conducive to innovation and continuous improvement. Ultimately, my goal is to help translate our visionary goals into actionable plans, ensuring every team and individual is aligned and empowered to achieve our shared mission and corporate goals.
Salary: $70,000/year
Equity Compensation: Principal security holder with 3,600,000 shares of Common Stock

Other business experience in the past three years:

• Employer: AdToro
Title: Head of Digital Strategy
Dates of Service: February 2020 — December 2024
Responsibilities: Tyler was in charge of developing, planning, and executing the digital strategy for our clients. He managed the digital marketing strategy including SEO, SEM, social media marketing, email marketing, display advertising, and display retargeting.

Name: Dena Maney

Dena Maney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Customer Officer
• Dates of Service: August 2023 — Present
• Responsibilities: I manage and run our customer success process from our support team to onboarding. Salary: $70,000/year
Equity Compensation: None reported
Primary Company Commitment: Babbily, dedicating 40 hours per week.

Other business experience in the past three years:

• Employer: AdToro
Title: Digital Content Director
Dates of Service: January 2023 — December 2024
Responsibilities: As the Digital Content Director at AdToro, I'm responsible for overseeing the client-facing graphic design team and content writing team, and ensuring the development and execution of high-quality digital content across various channels. I'm responsible for developing and executing digital content strategies that align with AdToro's brand and meet client needs. I am also responsible for ensuring that the team delivers high-quality, engaging content that meets client objectives, and provides a positive user experience.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Refer to cap table to see changes. Chris Crawford at 67.32% and Tyler Hall at 28.85%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

Top shareholders
Top 10 shareholders
Chris Crawford
67.32 %
8,400,000 securities
Tyler Hall
28.85 %
3,600,000 securities
StartEngine Primary LLC
3.81 %
476,086 securities

What it means to be a minority holder

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

   If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing

player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Babbily Limited Liability Company was formed on 08/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Babbily Limited Liability Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including third-party APIs. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Competitive Landscape

The artificial intelligence industry is highly competitive, with numerous established players like ChatGPT, Google, and other AI providers who can independently attract similar customer bases. Babbily may face significant challenges from these companies in terms of technological advancements, marketing reach, and financial resources, which could impact its ability to attract and retain users.

Reliance on Third-Party APIs

Babbily's platform is built on licensed integrations with third-party AI models, including ChatGPT, Google Gemini, and Claude. Any changes in licensing terms, availability, or functionality from these third parties could disrupt Babbily's service offerings, affecting its user experience and revenue potential. Additionally, reliance on third-party providers may limit Babbily's control over its technology and pricing model.

Rapidly Evolving Technology

The AI industry is characterized by rapid technological changes and innovations. Babbily may struggle to keep pace with these developments or might need to make substantial investments to stay competitive. Failure to adapt quickly could result in the platform becoming outdated, impacting user engagement and market competitiveness.

Early-Stage Business Model Risks

As an early-stage company, Babbily's subscription-based revenue model has not been proven on a larger scale. Unforeseen challenges in scaling the business, such as acquiring new users at a sustainable cost or converting free users into paying subscribers, could hinder revenue growth and profitability. The Company's plans to expand its B2B segment and offer new services involve risks, as their success and market reception remain uncertain.

Regulatory and Data Privacy Risks

Babbily operates in an environment subject to increasing regulation around data privacy and AI use. Compliance with laws such as GDPR or other future regulations may increase operational costs or require modifications to Babbily's platform. Non-compliance with these regulations could lead to penalties or loss of user trust, which would impact Babbily's reputation and financial performance.

Dependence on Continued Funding

Babbily may require additional financing to support growth initiatives, product development, and marketing efforts. If the Company cannot secure future funding, it may be forced to reduce its expansion plans, which could impact its competitive positioning and future revenue potential. Additionally, any future financings could dilute existing shareholders, which may affect investment value.

Economic and Market Conditions

Economic downturns or shifts in market conditions could impact Babbily's growth, especially as budgets for technology services and new subscriptions may shrink. The AI sector's demand could fluctuate with broader economic trends, impacting Babbily's ability to attract new users or retain existing ones in the face of cost pressures.

User Data Security Risks

Babbily collects and processes user data, and any breach or security failure could lead to reputational harm, legal consequences, and potential loss of users. Protecting sensitive information in an industry focused on data-driven technology is critical, and any perceived or actual weaknesses in data security could diminish user trust.

Product Development Delays
Babbily's growth depends in part on its ability to introduce new features and functionality, including an upcoming mobile app and advanced voice capabilities. Any delays or technical issues in releasing these new offerings could negatively affect user experience, market perception, and the Company's overall growth trajectory.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Babbily Inc
By /s/ *Chris Crawford*
Title: CEO and President

By /s/ *Chris Crawford*
Name: Chris Crawford
Title: CEO and President

By /s/ *Chris Crawford*
Name: Chris Crawford
Title: chris.crawford@babbily.com

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Babbily Inc.

As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Mercury Checking (4169) - 2 - 1	42,044.55
Total for Bank Accounts	**$42,044.55**
Other Current Assets	
Due from StartEngine	6,691.57
Payments to deposit	-51.59
StartEngine Escrow	23,148.91
Stripe Capital Loan Fee	1,756.21
Stripe Clearing	154.59
Uncategorized Asset	17.17
Total for Other Current Assets	**$31,716.86**
Total for Current Assets	**$73,761.41**
Fixed Assets	
Website	$1,458.00
Accumulated Depreciation	-702.00
Total for Website	**$756.00**
Website (Application Domestic Development Costs) - 2025	$69,068.55
Accumulated Amortization	-6,907.00
Total for Website (Application Domestic Development Costs) - 2025	**$62,161.55**
Website (Application Foreign Development Costs) - 2025	$18,107.77
Accumulated Amortization	-604.00
Total for Website (Application Foreign Development Costs) - 2025	**$17,503.77**
Total for Fixed Assets	**$80,421.32**
Other Assets	
Startup & organizational costs	$8,154.00
Accumulated Amortization	-5,403.00
Total for Startup & organizational costs	**$2,751.00**
Trademark	$1,136.00
Accumulated Amortization	-103.00
Total for Trademark	**$1,033.00**
Total for Other Assets	**$3,784.00**
Total for Assets	**$157,966.73**

Balance Sheet

Babbily Inc.

As of December 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Mercury Credit - 2	1,705.16
Total for Credit Cards	**$1,705.16**
Other Current Liabilities	
Due to AdToro, LLC	0.00
Short-term business loans	13,471.35
Total for Other Current Liabilities	**$13,471.35**
Total for Current Liabilities	**$15,176.51**
Total for Liabilities	**$15,176.51**
Equity	
Additional Paid-In Capital (APIC)	364,818.96
Common Stock	1,246.32
Shareholder investments	
Chris	0.00
Tyler	0.00
Total for Shareholder investments	**$0.00**
Retained Earnings	-23,722.65
Net Income	-199,552.41
Total for Equity	**$142,790.22**
Total for Liabilities and Equity	**$157,966.73**

Profit and Loss

Babbily Inc.
January-December, 2025

	TOTAL
Income	
Sales	$11,695.62
Refunds	-1,030.96
Total for Sales	**$10,664.66**
Total for Income	**$10,664.66**
Gross Profit	**$10,664.66**
Expenses	
Advertising & marketing	82,824.77
Business licenses	450.00
Contract labor	37,361.29
General business expenses	
Bank fees & service charges	982.26
Continuing education	4,750.00
Memberships & subscriptions	229.00
Uniforms	560.41
Total for General business expenses	**$6,521.67**
Interest paid	3,163.79
Legal & accounting services	
Accounting fees	1,600.00
Legal fees	397.56
Total for Legal & accounting services	**$1,997.56**
Software	64,818.65
Utilities	
Internet & TV services	2,071.43
Phone service	1,598.74
Total for Utilities	**$3,670.17**
Website (expenses)	1,999.82
Total for Expenses	**$202,807.72**
Net Operating Income	**-$192,143.06**
Other Income	
Credit card rewards	1,275.65
Total for Other Income	**$1,275.65**
Other Expenses	
Amortization expenses	7,797.00
Charitable contributions	240.00
Depreciation	648.00
Total for Other Expenses	**$8,685.00**
Net Other Income	**-$7,409.35**
Net Income	**-$199,552.41**

Statement of Cash Flows

Babbily Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-199,552.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from StartEngine	-6,691.57
Due to AdToro, LLC	-29,753.22
Mercury Credit - 2	1,705.16
Short-term business loans	13,471.35
StartEngine Escrow	-23,148.91
Startup & organizational costs:Accumulated Amortization	210.00
Stripe Capital Loan Fee	-1,756.21
Trademark:Accumulated Amortization	76.00
Uncategorized Asset	-17.17
Website:Accumulated Depreciation	648.00
Website (Application Domestic Development Costs) - 2025:Accumulated Amortization	6,907.00
Website (Application Foreign Development Costs) - 2025:Accumulated Amortization	604.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$37,745.57**
Net cash provided by operating activities	**-$237,297.98**
INVESTING ACTIVITIES	
Website (Application Domestic Development Costs) - 2025	-69,068.55
Website (Application Foreign Development Costs) - 2025	-18,107.77
Net cash provided by investing activities	**-$87,176.32**
FINANCING ACTIVITIES	
Additional Paid-In Capital (APIC)	364,818.96
Common Stock	1,246.32
Net cash provided by financing activities	**$366,065.28**
NET CASH INCREASE FOR PERIOD	**$41,590.98**
Cash at beginning of period	**$401.98**
CASH AT END OF PERIOD	**$41,992.96**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	12,000,000	1,200	-	-	1,200
Shares issued for services	-	-	2,030	0	-	-	0
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(23,722)	(23,722)
December 31, 2013	-	$ -	12,002,030	$ 1,200	$ -	$ (23,722)	$ (22,522)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2014	-	$ -	12,002,030	$ 1,200	$ -	$ (23,722)	$ (22,522)
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	461,127	46	364,819	-	364,865
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(199,551)	(199,551)
December 31, 2015	-	$ -	12,463,157	$ 1,246	$ 364,819	$ (223,273)	$ 142,792

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Babbily, Inc. was formed on 10/24/2024 ("Inception") in the State of Delaware.   The financial statements of Babbily, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Monument, Colorado.

Babbily Inc. is an AI productivity platform designed to make AI easy and more efficient for consumers and businesses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 6, 2024 to December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription fees for access to our AI platform when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and

determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Babbily, Inc. has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers
- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,500,000 shares of our common stock with par value of $1. As of December 31, 2025 the company has currently issued 12,500,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 12/31/2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Chris Crawford, the CEO of Babbily, Inc., hereby certify that the financial statements of Babbily, Inc., and notes thereto for the periods ending 2025 and 2026 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $11,941; taxable income of $ (199,312) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/6/2026

_____

CEO

4/6/2026